SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





                        Increase of the Company's capital

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F
         -----------------                  --------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No         X
   -----------------------           ---------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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As of November  30,  2000,  the capital of PTC is increased by the amount of PLN
409,753,655.2  (US$  91,387,393.27).   This  is  the  result  of  conversion  of
shareholder loan and additional cash contributions. This shareholder loan, in the amount of US$ 75 million, had been granted in August 1999.



All PTC's shareholders participated in this capital increase in the amounts corresponding to the number of shares owned. Structure of capital contribution is as follows:

Elektrim Telekomunikacja   Sp. z o.o                  PLN 196,680,934.99

DeTeMobil Deutche Telekom Mobilnet Gmbh               PLN  92,194,572.42

MediaOne International B.V.                           PLN  92,194,572.42

Polpager Sp. z o.o.                                   PLN  16,390,146.21

Carcom Warszawa Sp. z o.o                             PLN   7,785,319.45

Elektrim Autoinvest                                   PLN   4,507,290.21

Elektrim S.A.                                         PLN         819.51



The increased capital of the Company equals to PLN 880.8 million. This conversion decreases PTC debt exposure by the amount of US$ 75 million plus accrued interest..


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SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wojciech Ploski

Wojciech Ploski, director of Strategy, Marketing and Sales



December 01, 2000